EXHIBIT 18.01

FOR THE QUARTER ENDED JUNE 30, 2001

CARAUSTAR INDUSTRIES, INC.

Post Office Box 115
Austell, GA 30168

Re: Form 10-Q Report for the Quarter ended June 30, 2001

August 13, 2001

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant’s independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of June 30, 2001, the Company changed from the LIFO method of accounting for inventories to the FIFO method at Atlantic Coast Carton (“ACC”), the Company’s sole subsidiary utilizing the LIFO method. According to management, this change was made following a restructuring of certain subsidiaries within the carton and custom packaging group, whereby multiple subsidiaries, including ACC, were merged into an existing subsidiary. In connection with this restructuring, the Company changed its inventory costing method at ACC to the FIFO method to conform with the inventory costing methods of the surviving subsidiary and all other Caraustar subsidiaries.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company’s change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 2000. Further, we have not examined and do not express any opinion with respect to your financial statements for the six months ended June 30, 2001.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP